1(404) 815-2227

reypascual@paulhastings.com

November 19, 2013	74133.00048

VIA ELECTRONIC MAIL

Ms. Suying Li

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	ExamWorks Group, Inc. Form 10-K for the Year Ended December 31, 2012 Filed March 1, 2013 Form 10-Q for the Quarter Ended June 30, 2013 Filed August 1, 2013 File No. 001-34930

Dear Ms. Li:

On behalf of our client, ExamWorks Group, Inc. (“ExamWorks”), we acknowledge receipt of the comments from the Staff of the Commission (the "Staff") by letter dated November 6, 2013 with respect to the filings referred to above.

Per our conversation, we also confirm that, with your permission, ExamWorks will respond to the Staff comment letter on or before December 5, 2013.

Finally, we acknowledge your confirmation that the Staff's reference in Comment 2 of the letter to ExamWorks’ “response dated December 30, 2011” was an error as no such response exists.

I appreciate your time this morning and we and ExamWorks look forward to working with you and the Staff to address the comments to your satisfaction.

Very truly yours,

/s/Reinaldo Pascual

Reinaldo Pascual

of Paul Hastings LLP

RP:mr

cc: J. Miguel Fernandez de Castro (ExamWorks)